                                       FORM 6-K

                            SECURITIES EXCHANGE COMMISSION
                                Washington, D.C. 20549

                               REPORT OF FOREIGN ISSUER
                         Pursuant to Rule 13a-16 or 15d-16 of
                         the Securities Exchange Act of 1934

                            COMMISSION FILE NUMBER 0-15577
                             FOR THE MONTH OF JUNE 1998

                          REAL DEL MONTE MINING CORPORATION
                   (Translation of registrant's name into English)

                              1801 BROADWAY, SUITE 1620
                                DENVER, COLORADO 80202
                       (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F    X                Form 40-F
                   --------                      --------
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                           No   X
             --------                     --------
     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .

ENCLOSED IS 1) THE FIRST QUARTER REPORT WITH FINANCIAL STATEMENTS AND CONFIRMATION OF ITS MAILING; 2) PRESS RELEASE #98-010; BOTH FOR REAL DEL MONTE MINING CORPORATION, FORMERLY KNOWN AS CONSOLIDATED NEVADA GOLDFIELDS CORPORATION.

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    REAL DEL MONTE MINING CORPORATION
                    (Registrant)



Date:  June 1, 1998   /s/ K.M. Kolin
                      --------------------------------------------------------
                      By: K.M. Kolin, Vice President and Chief Operating Officer

                         REAL DEL MONTE MINING CORPORATION
                             FIRST QUARTER REPORT 1998


                                      SUMMARY

In a special shareholder meeting held on May 12, 1998, in Toronto, Consolidated Nevada Goldfields Corporation changed its name to Real del Monte Mining Corporation (the Company). The new name and logo symbolize the restructuring of the Company and a closer relationship with Grupo Acerero del Norte, S.A. de C.V.
(GAN), the Company's major shareholder.

During the first quarter of 1998, Real del Monte Mining Corporation continued to improve operations at the Pachuca mine in the state of Hidalgo, Mexico, while achieving record production at the Nixon Fork mine in Alaska. Production was also obtained from El Baztan, as well as Aurora before it was placed on care and maintenance in March.

Although the gold price has continued to hover just above $300 per ounce, silver fundamentals are strong, and many analysts forecast prices in excess of $6 per ounce during the whole of 1998 and beyond. Bolstered by these market forecasts, the Company's restructuring plan is focused on investment in its world-class Pachuca silver mine. New equipment, improved underground haulage, and development of higher grade mining areas should result in greater silver production and reduced operating costs by the end of 1998.

RESULTS OF OPERATIONS

During the quarter, Company operations produced 16,412 ounces of gold, 557,665 ounces of silver, and 1.527 million pounds of copper. This production represents about 32,000 gold-equivalent ounces, or alternatively, 1.64 million silver-equivalent ounces based on market prices as of March 31, 1998.

The Company reports a net loss of $1.03 million on revenues of $9.22 million for the quarter compared to a net loss of $4.24 million on revenues of $7.33 million for the same period last year. Included in the quarter's net loss are non-cash charges for depreciation in addition to depletion and amortization of $1.40 million and $2.47 million for the three months ended March 31, 1998 and 1997, respectively.

The Aurora gold mine in Nevada has been placed on care-and-maintenance status because of low gold prices and the need for significant capital expenditures for prestripping, equipment replacement, and tailings impoundment expansion. Magistral del Oro, a tailings retreatment project and gold exploration property in the state of Durango, continues to be on standby. The assets of Barita de Sonora were sold for $4.5 million during the quarter (announcement released April 6, 1998), and the Company's 49 percent ownership in Baroid, S. A. de C. V. (Baromex) was sold for $1.5 million. Company efforts will be concentrated on continued improvement of operations during 1998 at Pachuca and El Baztan in Mexico and Nixon Fork in the United States.

                                REVIEW OF OPERATIONS

PACHUCA

The Company owns 100 percent of the Pachuca underground mine complex, processing plant, refinery, and mining concessions covering the entire Pachuca district in the state of Hidalgo, Mexico (approximately 62,000 hectares). The process plant includes flotation and cyanidation circuits, which are rated at 2,400 tonnes per day.

For the first quarter of 1998, the Pachuca complex mined and processed 116,569 tonnes of ore and produced 532,719 ounces of silver and 2,174 ounces of gold. Planned development of the 2000 level, which will access ore immediately below the bottom mine level and streamline mine haulage, is advancing at a reduced pace with other proposed capital expenditures until financing can be arranged. Discussions continue with Standard New York, Inc. to arrange an $18 million loan facility which will contribute to proposed 1998 capital expenditures at Pachuca. Emphasis on development of the 2000 level will continue so that production could increase to over 5 million ounces per year in 2000.

A positive prefeasibility study completed during this quarter confirms that reprocessing the tailings at Pachuca may be economic at current silver prices. Pilot plant testing and a feasibility study will be completed during 1998 which, if positive, could increase reserves by more than 50 million ounces.

Proven and probable reserves at Pachuca as of December 31, 1997, total 7.8 million tonnes with an average grade of 264 grams silver and 1.4 grams gold per tonne for a contained total of 66.2 million ounces of silver and 350,000 ounces of gold.

EXPLORATION AT PACHUCA

Although Pachuca has operated without interruption for almost five centuries, excellent exploration potential remains. The down-faulted Dos Carlos area, located immediately south of the existing mine, presents an outstanding exploration target with potential for the discovery of significant silver resources with attractive gold grades. There is also excellent potential to the north between Pachuca and the historically productive El Chico district.

NIXON FORK

The Nixon Fork mine, located near McGrath, Alaska, mined 10,500 tonnes of ore and produced 12,259 ounces of gold during the quarter.

Nixon Fork has continued to establish production records during the first quarter of 1998. The Crystal mine C-3000 ore shoot is the only producing ore stope and will be the main source of ore into the second quarter. The Mystery mine is on standby until gold prices improve. Proposed capital improvements, including a new drill jumbo, renovation of the escape/ventilation raise, tailings impoundment expansion, and miscellaneous mill, plant, and camp improvements, are on hold.

Proven and probable reserves at Nixon Fork as of December 31, 1997, total 41,200 tonnes averaging 28.5 grams gold per tonne (37,700 contained ounces of gold).

EXPLORATION AT NIXON FORK

Underground exploration drilling in seven diamond drill holes has found several significant ore-grade intercepts in chimney bodies adjacent to the present Crystal/Garnet mine. Drilling below the C-3300 orebody indicates that mineralization extends at least 150 meters beneath the previously defined orebody, making it accessible from the bottom of the present Crystal/Garnet mine. Underground exploration drilling continues, and planning is underway for a summer surface exploration program in the mine area.

EL BAZTAN

Copper ore is mined at two underground sites at El Baztan in the state of Michoacan, Mexico. Skarn ore is mined from an andesite host at the Vista Hermosa mine, and ore is produced from vein deposits at the El Arroyo mine. Ore from both deposits is processed by conventional flotation in a 450-tonne-per-day plant. The operation produces copper concentrate with minor gold credits.

Low copper prices combined with high transportation and smelting costs continue to make profitable operation of the El Baztan mine difficult. Total production from the Vista Hermosa and El Arroyo mines was 33,000 tonnes of ore, 1.2 million pounds of copper, and 68 ounces of gold for the first quarter of 1998.

Proven and probable reserves at El Baztan as of December 31, 1997, total 1.3 million tonnes with an average grade of 1.80 percent copper (53.8 million contained pounds of copper).

EXPLORATION AT EL BAZTAN

Compilation of existing data continues to define a large area of anomalous gold and copper at the edge of a granodioritic pluton in the mine area. Work in this area is proceeding with the objective of discovering a large, bulk-minable, gold-copper orebody.

AURORA

The Aurora mine, located southwest of Hawthorne, Nevada, mined 25,000 tonnes of ore and produced 1,911 ounces of gold during the quarter. The mine was placed on care-and-maintenance status in March because of high prestripping requirements and lack of capacity in the tailings impoundment combined with low gold prices. The property will remain on care and maintenance until higher gold prices are realized or a joint-venture partner is identified. Ore reserves at Aurora total 2 million tonnes averaging 3.2 grams gold per tonne (205,000 contained gold ounces).

EXPLORATION AT AURORA

Although mining operations have been suspended, the Aurora district still offers attractive exploration potential for the discovery of additional bulk-minable as well as smaller, high-grade orebodies. Discussions with several joint-venture exploration candidates are underway.


BARITA DE SONORA

The decision was made during 1997 to place Barita de Sonora on standby because of its poor economic performance. The Barita de Sonora mining assets were sold to a Mexican mining company for approximately $4.5 million.


MAGISTRAL DEL ORO

The Magistral del Oro operation in the state of Durango, Mexico, had been reprocessing tailings from a gold mine which closed in 1962. These gold-bearing tailings had been agglomerated and stacked for heap leaching. With the current price of gold, the operation could no longer support the cost of handling, agglomerating, and stacking these tailings. During 1997, gold production diminished to a point that the property could no longer support the cost, and the decision was made to place it on standby.

EXPLORATION AT MAGISTRAL DEL ORO

With a historical production of over 600,000 ounces of gold, Magistral del Oro represents a significant gold district. As such, the attractive possibility of discovering additional orebodies has prompted discussions with several companies regarding possible joint-venture exploration programs.


MANAGEMENT

During the first quarter, the Company accepted resignations from Alex Bissett, President and Chief Executive Officer; Jack Haptonstall, Senior Vice President of Operations; and James Stirbis, Corporate Secretary/Treasurer. Jorge E. Ordonez C. of Mexico City has agreed to serve as Acting President and Chief Executive Officer for an interim period. Mike Kolin was promoted from Engineering Manager to the position of Vice President and Chief Operating Officer. Guillermo Alvarez was promoted from Assistant Controller to Controller.

The Company also announced a reduction in the size of its Board of Directors to six directors: Xavier Autrey Maza, Chairman of the Board; Alonso Ancira Elizondo; Manuel Ancira Elizondo; James Bishop; William Braithwaite, Corporate Secretary; and Donald Worth.

On March 6, 1998, the Company issued a $26,000,000 convertible debenture to GAN. The Company received $4,000,000 in cash from GAN and applied $16,000,000 of demand loans and other amounts payable to GAN and approximately $6,000,000 of 10% Unsecured Debentures held by GAN, toward the purchase of the $26,000,000 convertible debenture. The debenture was simultaneously converted into 208,000,000 common shares and 26,998,400 common share purchase warrants of the Company. The debenture bears interest at 10% per annum and was convertible at $0.125 per share. GAN also received 0.1298 common share purchase warrant of the Company for each share received in the debenture conversion. The common share purchase warrants are exercisable until February 24, 2003 at $0.125 per common share. Immediately following conversion, GAN held 264,026,559 shares of common stock or approximately 73% of the outstanding common shares of the Company.

CONSOLIDATED BALANCE SHEETS

Real del Monte Mining Corporation and Subsidiaries
(Amounts Stated in Thousands of U.S. Dollars and Shares)
(Unaudited)


As at                                                                  March 31, 1998    December 31, 1997
                                                                 ------------------------------------------
ASSETS
  Cash and cash equivalents                                              $      1,576   $      1,639
  Accounts receivable:
     Production                                                                 2,901          2,767
     Other                                                                      1,765          1,347
     Affiliated companies and related parties                                   4,990            696
  Inventories
     Ore in stockpiles and ore in process                                       4,173          3,511
     Supplies and materials, net                                                2,085          2,163
  Prepaid expenses and other                                                      517            584
                                                                         -------------  -------------
     Total current assets                                                      18,007         12,707

  Restricted cash                                                                 186            123
  Mineral properties at cost, net of accumulated depletion
     and allowance for impairment                                              23,450         26,118
  Plants, buildings and equipment at cost, net of accumulated
     depreciation, amortization, and allowance for impairment                  36,139         38,776
  Deferred loan costs and other assets at cost, net of amortization                75            189
                                                                         -------------  -------------
     Total assets                                                        $     77,857   $     77,913
                                                                         -------------  -------------
                                                                         -------------  -------------

LIABILITIES AND SHAREHOLDERS' EQUITY

  Accounts payable:
     Suppliers and contractors                                           $      3,784   $      5,267
     Other                                                                      3,562          3,749
     Related parties                                                              378         13,291
  Accrued interest payable                                                      1,066          1,364
  Accrued liabilities                                                           2,664          3,473
  Current portion of accrued mine reclamation costs                             2,000          1,600
  Current portion of long-term debt                                            12,266         14,763
                                                                         -------------  -------------
     Total current liabilities                                                 25,720         43,507

  Long-term debt, less current portion                                         14,874         15,828
  Accrued mine reclamation costs                                                1,809          2,164
  Accrued interest payable                                                         49             61
  Convertible subordinated debentures                                           2,055          2,123
  Convertible unsecured debentures                                              1,500          7,500
  Due to related party                                                             60             60
  Deferred foreign exchange gain                                                  658            590
  Other                                                                         1,323          1,241
                                                                         -------------  -------------
     Total liabilities                                                         48,048         73,074

  Shareholders' equity:
     Common shares, without par value, unlimited shares authorized,
       360,957 and 152,957 shares issued and outstanding at March 31,         135,922        109,922
       1998 and December 31, 1997
     Accumulated deficit                                                     (106,113)      (105,083)
                                                                         -------------  -------------
     Total shareholders' equity                                                29,809          4,839

     Total liabilities and shareholders' equity                          $     77,857   $     77,913
                                                                         -------------  -------------
                                                                         -------------  -------------

CONSOLIDATED STATEMENT OF OPERATIONS
Real del Monte Mining Corporation and Subsidiaries
(Amounts Stated in Thousands of U.S. Dollars and Shares)
(Unaudited)


                                                                          THREE MONTHS       THREE MONTHS
                                                                              ENDED              ENDED
Period Ended:                                                            MARCH 31, 1998     MARCH 31, 1997
                                                                       ----------------   ----------------
Revenue:
  Net sales of precious metals and mineral products                   $         9,484    $          7,032
  Forward and futures contract gains (losses), net                               (265)                295
                                                                       ----------------   ----------------
                                                                                9,219               7,327

Operating costs and expenses:
  Production costs                                                              6,879               6,553
  Depreciation, depletion and amortization                                      1,400               2,467
  General and administrative costs                                              1,748               1,642
  Exploration costs                                                                51                  21
                                                                       ----------------   ----------------
                                                                               10,078              10,683
                                                                       ----------------   ----------------

  Operating loss                                                                 (859)             (3,356)

Other income (expense):
  Interest expense, net                                                        (1,341)             (1,445)
  Cumulative translation adjustment                                                66                 787
  Other, net                                                                    1,204                (136)
                                                                       ----------------   ----------------
                                                                                  (71)               (794)
                                                                       ----------------   ----------------
  Loss before income tax expense                                                 (930)             (4,150)
                                                                       ----------------   ----------------
  Income tax expense                                                             (100)                (88)
                                                                       ----------------   ----------------
  Net loss                                                            $        (1,030)   $         (4,238)
                                                                       ----------------   ----------------
                                                                       ----------------   ----------------

  Loss per common share                                               $         (0.01)   $          (0.03)
                                                                       ----------------   ----------------
                                                                       ----------------   ----------------

  Weighted average number of common shares outstanding                        210,735             129,851
                                                                       ----------------   ----------------
                                                                       ----------------   ----------------


CONSOLIDATED STATEMENT OF CASH FLOWS
Real del Monte Mining Corporation and Subsidiaries
(Amounts Stated in Thousands of U.S. Dollars)
(Unaudited)


                                                                          THREE MONTHS       THREE MONTHS
                                                                              ENDED              ENDED
Period Ended:                                                            MARCH 31, 1998     MARCH 31, 1997
                                                                        ----------------   ----------------
Cash flows from operating activities:
  Net loss                                                             $       (1,030)     $       (4,238)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Amortization of deferred gain or loss on hedged sales
       and gold loan conversion, net                                              182                 255
     Depreciation, depletion, and amortization                                  1,400               2,462
     Mine reclamation costs accrued, net                                          185                (126)
     Amortization of deferred loan costs, net                                       8                 117
       and related parties                                                          -                   2
     Increase (decrease) in amounts due to related companies                   (4,025)                (25)
     Decrease (increase) in current assets, net                                (1,069)             (2,525)
     Increase (decrease) in current liabilities, net                           (2,479)             (1,252)
     Change in accrued interest payable                                          (310)               (239)
     Other                                                                       (134)                 38
                                                                       ----------------   ----------------

  Net cash used in operations                                                  (7,272)             (5,531)
                                                                       ----------------   ----------------

Cash flows from investing activities:
  Capital expended for mineral properties and plants, buildings,
     and equipment                                                               (595)                622
  Proceeds from sales of property, plant and equipment                          4,500                   -
  Increase (decrease) in other assets                                               -                (863)
                                                                       ----------------   ----------------

  Net cash used in investing activities                                         3,905                (241)
                                                                       ----------------   ----------------

Cash flows from financing activities:
  Borrowings                                                                    3,052               3,542
  Repayments of debt                                                           (3,185)             (2,819)
  Proceeds from issuance of convertible unsecured debentures                    3,500                   -
                                                                       ----------------   ----------------

  Net cash provided by financing activities                                     3,367                 723
                                                                       ----------------   ----------------

  Net increase (decrease) in cash and cash equivalents                              -              (5,049)
  Cash and cash equivalents at beginning of period                              1,762               7,764
                                                                       ----------------   ----------------
  Cash and cash equivalents at end of period                           $        1,762      $        2,715
                                                                       ----------------   ----------------

* Includes restricted cash of $186 and $457 at March 31, 1998 and 1997, respectively.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' Equity
REAL DEL MONTE MINING CORPORATION AND Subsidiaries
(AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS)


    (UNAUDITED)                                                                 NUMBER OF TOTAL
                                                           NUMBER                                                         TOTAL
                                                             OF        SHARES        COMMON      COMMON               SHAREHOLDERS'
                                                           COMMON     WITHOUT        SHARES      SHARES    ACCUMULATED   EQUITY
                                                           SHARES    PAR VALUE     SUBSCRIBED  SUBSCRIBED    DEFICIT   (DEFICIT)
                                                          ----------------------------------------------------------------------
Balances at June 30, 1993                                  21,921   $  13,303       14,976    $  9,730   $  (11,233)  $  11,800
                                                          ----------------------------------------------------------------------
  Common shares subscribed for:
     Cash                                                  12,903       8,000      (12,903)     (8,000)           -           -
     Conversion of preferred shares                           546         300         (546)       (300)           -           -
     Conversion of convertible subordinated debentures        833       1,000         (833)     (1,000)           -           -
     Conversion of amounts due to a related party             694         430         (694)       (430)           -           -
  Issuance of common shares for cash                        4,435       2,710            -           -            -       2,710
  Net loss                                                      -           -            -           -      (11,638)    (11,638)
                                                          ----------------------------------------------------------------------
Balances at June 30, 1994                                  41,332   $  25,743            -    $      -   $  (22,871)  $   2,872
                                                          ----------------------------------------------------------------------

  Issuance of common shares for cash                           39          24            -           -            -          24
  Issuance of common shares as payment of interest on
     3% convertible subordinated debentures                   188         240            -           -            -         240
  Net loss                                                      -           -            -           -       (5,763)     (5,763)
                                                          ----------------------------------------------------------------------
Balances at June 30, 1995                                  41,559   $  26,007            -    $      -   $  (28,634) $   (2,627)
                                                          ----------------------------------------------------------------------

  Issuance of common shares for cash                        8,095       6,574            -           -            -       6,574
  Issuance of common shares as payment of interest on
     3% Convertible subordinated debentures                   244         259            -           -            -         259
  Issuance of common shares upon conversion of
     3% convertible subordinated debentures                 3,750       3,295            -           -            -       3,295
  Issuance of common shares for a mining lease                537         445        1,073         889            -       1,334
  Net loss                                                      -           -            -           -       (6,666)     (6,666)
                                                          ----------------------------------------------------------------------
Balances at June 30, 1996                                  54,185   $  36,580        1,073    $    889  $   (35,300) $    2,169
                                                          ----------------------------------------------------------------------

  Issuance of common shares for cash                       22,493      18,350            -           -          -        18,350
  Issuance of common shares as payment of interest on
     3% convertible subordinated debentures                   119         104            -           -          -           104
  Issuance of common shares upon conversion of
     3% convertible subordinated debentures                   750         664            -           -          -           664
  Issuance of common shares in exchange for acquisition
     of subsidiaries                                       52,290      42,576            -           -          -        42,576
  Net loss                                                      -           -            -           -      (10,991)    (10,991)
                                                          ----------------------------------------------------------------------
Balances at December 31, 1996                             129,837   $  98,274        1,073   $     889  $   (46,291) $   52,872
                                                          ----------------------------------------------------------------------

  Issuance of common shares for cash                           53         (29)           -           -            -         (29)
  Issuance of common shares as payment of interest on
     3% convertible subordinated debentures                   273         236            -           -            -         236
  Issuance of common shares upon conversion of 3%
     convertible subordinated debentures                   18,913       9,603            -           -            -       9,603
  Issuance of common shares in exchange for
     acquisition of mineral properties                      2,788         445            -           -            -         445
  Issuance of common shares for a mining lease                537         445         (537)       (445)           -           -
  Issuance of common shares in exchange for services
     related to acquisition of subsidiaries                   556         504            -           -            -         504
  Net loss                                                      -           -            -           -      (58,792)    (58,792)

                                                          ----------------------------------------------------------------------
Balances at December  31, 1997                            152,957   $ 109,478          536   $      444 $  (105,083) $    4,839
                                                          ----------------------------------------------------------------------

  Issuance of common shares upon conversion of 10%
     convertible subordinated debentures                  208,000      26,000            -           -            -      26,000
  Net loss                                                      -           -            -           -       (1,030)     (1,030)

                                                          ----------------------------------------------------------------------
Balances at March 31, 1998                                360,957    $135,478          536   $   444    $  (106,113) $   29,809
                                                          ----------------------------------------------------------------------


                         REAL DEL MONTE MINING CORPORATION
                             1801 BROADWAY, SUITE 1620
                              DENVER, COLORADO 80202
                                   (303) 296-3200



May 29, 1998

VIA: SEDAR, EDGAR

To All Canadian Provinces and the United States Securities and Exchange
Commission:

Re: 1998 FIRST QUARTER REPORT TO SHAREHOLDERS for Real del Monte Mining Corporation, formerly known as Consolidated Nevada Goldfields Corporation.

Dear Sir:

This is written confirmation that the referenced material was mailed to our shareholders and debenture holders who request this supplemental mailing. Call
(303) 296-3200 with questions.  Thank you.

Sincerely,
/s/ Shelley Thompson

Shelley Thompson


cc:  Toronto Stock Exchange
     Stikeman & Elliott

DENVER, CO - MAY 29, 1998
#98 - 010
1:30 PM MST


                    REAL DEL MONTE MINING CORPORATION ANNOUNCES
                    1997 YEAR-END AND 1998 FIRST QUARTER RESULTS

Real del Monte Mining Corporation (RDM) announces the following financial results in United States dollars for the fiscal and calendar year ended December 31, 1997, as well as the six months ended December 31, 1996. The Company previously announced the change in its fiscal year end from June 30 to December 31; this change became effective at the end of 1996.


                                   Year Ended           Six Months Ended
                                 December 31,               December 31,
                                         1997                       1996
                                --------------          -----------------
Ounces of Gold Sold                    53,720                     20,603
Ounces of Silver Sold               2,460,981                    598,097
Copper Pounds Sold                  3,762,464                  1,620,626
Revenue ($000s)                        34,228                     11,456
Net Loss ($000s)                      (58,792)                   (10,991)
Net Loss per Share ($)                  (0.44)                     (0.14)


Real del Monte reported a net loss of $58.8 million or $0.44 per share on revenues of $34.2 million for the year ending December 31, 1997, compared to a net loss of $11 million or $0.14 per share on revenues of $11.5 million for the six months ended December 31, 1996. The increase in the 1997 loss compared to 1996 reflects impairment provisions related to the carrying value of mineral properties and mining plant and equipment totaling $32.1 million, increased operating costs, and lower realized gold prices.

Real del Monte Mining Corporation further announces its financial results for the first quarter ended March 31, 1998, as well as the three-month period ended March 31, 1997.


                               Three Months Ended       Three Months Ended
                                        March 31,                March 31,
                                             1998                     1997
                              --------------------     --------------------
Ounces of Gold Sold                        17,181                   10,518
Ounces of Silver Sold                     566,516                  425,178
Copper Pounds Sold                      1,236,326                1,002,339
Revenue ($000s)                             9,219                    7,327
Net Loss ($000s)                           (1,030)                  (4,238)
Net Loss per Share ($)                      (0.01)                   (0.03)


Real del Monte Mining Corporation
Press Release # 98-010
Page 2


During the first quarter ended March 31, 1998, RDM reported a net loss of $1.03 million or $0.01 per share on revenues of $9.22 million from the sale of 17,181 ounces of gold, 566,516 ounces of silver, and 1.2 million pounds of copper, compared to a net loss of $4.24 million or $0.03 per share on revenues of $7.33 million from the sale of 10,518 ounces of gold, 425,178 ounces of silver, and 1 million pounds of copper for the comparable period last year.


OPERATIONS

PACHUCA

Silver production was 1,876,600 ounces and 532,719 ounces for 1997 and the first quarter of 1998, respectively. Ore is being produced from San Juan Pachuca (48 percent), La Rica (28 percent), and La Purisima Concepcin (24 percent).
Planned development of the 2000 level, which will access ore immediately below the bottom mine level and streamline mine haulage, is advancing at a reduced pace (as are other capital programs) until financing arrangements are completed. A recent prefeasibility study confirms that reprocessing of more than 90 million tonnes of Pachuca tailings is economic. A pilot plant is being constructed at the Loreto plant to confirm bench test results before a planned feasibility study is completed during the second half of 1998.

NIXON FORK

Gold production was 39,666 ounces and 12,259 ounces for 1997 and the first quarter of 1998, respectively. Mill head grades from the Crystal/Garnet mine have ranged between 1.3 and 1.7 ounces per tonne for January through April 1998. Underground exploration results from seven diamond drill holes discovered several significant high-grade intercepts in chimney bodies adjacent to Crystal/Garnet.

EL BAZTAN

Copper production was 3.872 million pounds and 1.2 million pounds for 1997 and the first quarter of 1998, respectively. Low copper prices combined with the high transportation and smelting costs continue to trouble El Baztn.

AURORA

Gold production was 13,210 ounces and 1,911 ounces for 1997 and the first quarter of 1998, respectively. The mine was placed on care and maintenance in March because of the low gold price and needed capital improvements. With a large land position in the historic Aurora gold district, excellent exploration potential exists and discussions with joint-venture candidates are in progress.

MAGISTRAL DEL ORO

This gold tailings reprocessing operation in Mexico was placed on care and maintenance during 1997. Magistral has an excellent land position with good exploration potential, and RDM is discussing joint-venture exploration programs with several interested parties.

Real del Monte Mining Corporation
Press Release # 98-010
Page 3


Real del Monte Mining Corporation (formerly Consolidated Nevada Goldfields Corporation) is a Denver-based, international mining company producing silver, gold, and copper from three operating properties in the U.S.A. and Mexico. Total Company reserves include 66.2 million ounces of silver and 594,000 ounces of gold as of December 31, 1997. The Company's principal property is the Pachuca silver mine (resources of 86.5 million ounces of silver and 457,000 ounces of gold), which has continuously produced silver for five centuries, in central Mexico north of Mexico City. The Company shares trade on the Toronto Stock Exchange under the symbol RMM; on NASDAQ under the symbol RDMMF; and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol RMI.

Statements in this release which are not historical data are forward looking and involve a number of risks and uncertainties, including but not limited to the price of commodities, currencies, production, construction, and permitting or regulatory delays, reserve estimation of tonnage, grade and metallurgical recoveries, exploration success and reserve growth, litigation, capital costs, and other risks that are detailed in the Company's SEC filings.


CONTACT:  Real del Monte Mining Corporation, Denver, Colorado
          Phone (303) 296-3200          Fax (303) 296-9130
          WWW.REALDELMONTE.COM